FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F_	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes_	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes_	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes_	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Webzen Inc. FY 2008 Q2 Earnings Results
2.	Earnings Report (Fair Disclosure)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	August 13, 2008	By:	/s/ Nam Ju Kim
			Name:	NAM JU KIM
			Title:	Chief Executive Officer

WEBZEN INC. 2008 Q2 EARNINGS RESULTS

2008 Q2 Results Summary
(Unit: KRW mm)
	2008 Q2	2008 Q1	QoQ	2007 Q2	YoY
Revenue	7,245	7,146	1.4%	7,397	-2.1%
Operating Expenses	11,269	10,914	3.3%	9,207	22.4%
Operating Profit	-4,024	-3,768	-6.8%	-1,810	-122.3%
Ordinary Profit	-11,795	-1,894	-522.8%	-1,989	-493.0%
Net Income	-11,981	-2,107	-468.6%	-2,418	-395.5%

Revenue
During 2nd quarter, we recorded a 7.2 billion KRW revenue and 4.0 billion KRW operating loss.
Total operating expenses increased 3.3% to 11.3 billion KRW
Ordinary Profit increased to -11.8 billion KRW, and Net income was -11.9 billion KRW.

2008 Q2 Revenue Breakdown
(Unit: KRW mm)
	2008 Q2	2008 Q1	QoQ	2007 Q2	YoY
Revenue	7,245	7,146	1.4%	7,397	-2.1%
Domestic	4,252	4,757	-10.6%	4,821	-11.8%
Overseas	2,971	2,367	25.5%	2,573	15.5%
Other	21	22	-2.3%	3	-

Domestic revenue decreased 10.6% to 4.2 billion KRW. With regular updates, MU and SUN have been showing signs of stabilization in Korea, and we will try to keep the revenue at the current level.
Overseas royalty increased 25.5% to 2.9 billion KRW from previous quarter and revenue.

Domestic Revenue Breakdown
(Unit: KRW mm)
	2008 Q2	2008 Q1	QoQ	2007 Q2	YoY
MU	3,608	4,018	-10.2%	4,125	-12.5%
Individual	2,991	3,172	-5.7%	3,310	-9.6%
Internet Café	617	846	-27.0%	815	-24.3%
SUN	644	739	-12.9%	696	-7.5%
Individual	470	533	-11.8%	340	38.3%
Internet Café	174	206	-15.7%	356	-51.2%
Total	4,252	4,757	-10.6%	4,821	-11.8%

MU individual revenue decreased 5.7% to 2.9 billion KRW and internet café revenue also decreased 27% to 0.6billion KRW.  SUN’s revenue, including internet café revenue, was 644 million KRW.
SUN internet café revenue was slightly decreased due to the partial subscription model (micro transaction model) and high competitive market of MMORPG.

Overseas Royalty Revenue Breakdown
(Unit: KRW mm)
	2008 Q2	2008 Q1	QoQ	2007 Q2	YoY
MU	774	862	-10.2%	976	-20.7%
China	89	126	-29.3%	51	74.8%
Taiwan	121	105	14.9%	98	23.1%
Japan	461	508	-9.3%	675	-31.7%
Philippines	29	43	-31.7%	-	-
Vietnam	19	13	48.1%	55	-65.0%
U.S	52	64	-18.3%	35	49.4%
Singapore	2	3	-16.9%	62	-96.0%
SUN	2,197	1,505	46.0%	1,576	39.4%
Taiwan	61	68	-10.4%	177	-65.6%
China	1,265	1,074	17.8%	1,399	-9.6%
Japan	872	363	-	21	-
Total	2,971	2,367	25.5%	2,573	15.5%

MU’s overseas royalty revenue decreased 10.2% to 774 million won.
SUN’s overseas royalty revenue during 2nd quarter increased 46% to 2.1billion won.

Total Operating Costs
(Unit: KRW mm)
	2008 Q2	2008 Q1	QoQ	2007 Q2	YoY
Total Operating Costs	11,269	10,914	3.3%	9,207	22.4%
Labor Costs	5,744	4,720	21.7%	4,763	20.6%
Depreciation	310	303	2.3%	538	-42.4%
Commission Paid	2,439	2,701	-9.7%	1,180	106.7%
Marketing Expenses	582	848	-31.4%	159	266.0%
Sales Commission	82	110	-25.5%	134	-38.8%
Other	2,113	2,232	-5.3%	2,433	-13.1%

Total Operating Expenses
Labor costs, which constitute about 50% of our total operating costs, increased 21.7% to5.7 billion KRW due to the increase of severance benefits.
As of end of 2nd quarter, our total headcount decreased to 348 from 452 end of 1st quarter of 2008. Depreciation increased 2.3% to 310 million KRW. Sales Commission decreased 25.5% to 82 million KRW. Commission paid decreased 9.7% to 2.4 billion KRW. Other costs were 2.1 billion KRW, which was similar to previous quarter.

Non-operating Items
(Unit: KRW mm)
	2008 Q2	2008 Q1	QoQ	2007 Q2	YoY
Non-Operating Income	-7,771	1,873	-	-179	-
Interest Income	724	967	-25.1%	916	-20.9%
Profit (Loss) on foreign exchange	710	538	31.9%	-80	-
Gain on Equity method	-955	-513	-86.2%	-1,250	23.6%
Gain on disposal of marketable securities	0.6	0.4	-	0.3	-
Impairment Losses on Intangible Assets in NOI	-7,740	-	-	-	-
Other	-510	881	-	-66	-

Interest income decreased 25.1% to 724 million won and the increase of loss in equity method of 955 million won. We recognized a 7.7 billion non-operating loss during 2nd quarter of 2008 due to the Impairment Loss on Intangible Assets which was -7.7 billion won. Discontinuing Parfait Station and other games, impairment losses on Intangible Assets in NOI increased.
As of end of 2nd quarter of 2008, cash, cash equivalents, and marketable securities were 59.7 billion won.

Equity Method
(Unit: KRW mm)
	2008 Q2	2008 Q1	QoQ	2007 Q2	YoY
9Webzen	-100	-63	-	-268	-
Webzen Taiwan	-1	-1	-	-415	-
Webzen China	-629	0	-	0	-
Webzen America	-223	-449	-	-565	-
Total	-953	-513	-	-1248	-

We recognized a 953 million KRW loss on equity method from our overseas subsidiaries.

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971

Donghoon Lee
Investor Relations
+ 82-2-3498-6818
Email: mpower@webzen.com

Forward-Looking Statements:

Certain statements in this document may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, to collect, and in a timely manner, license fees and royalty payments from or operate commercially successful online games; our ability to compete access technological developments in our industry; our ability to recruit and strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements reflect new, changing or unanticipated events or circumstances.

Earnings Report (Fair Disclosure)

※ The information contained in this report is estimated, it is subject to change according to actual settlement.
1. Business Result
1.Period
[2008 Q2]
Current Period (Period Result) : 04/01/2008  ~06/30/2008
Current Period (Accumulated Result) : 01/01/2008  ~06/30/2008

[2008 Q1]
Preceding  Period (Period Result) : 01/01/2008  ~03/31/2008

[2007 Q2]
Corresponding  Period  of  The  Previous  Year(Period Result): 04/01/2007  ~06/30/2007
Corresponding  Period  of  The  Previous  Year(Accumulated Result): : 01/01/2007  ~06/30/2007

(Unit : mil. KRW)		Current Period	Preceding Period	Amount Increased/ Decreased Compared to the Preceding Period (Increase/ Decrease Rate)	Corresponding Period of The Previous Year	Amount Increased/ Decreased Compared to the Corresponding Period of The Previous Year (Increase/ Decrease Rate)
Sales	Period Result	7,245	7,146	99 (1.39)	7,397	-152 (-2.05)
	Accumulated Result	14,391	-	-	13,696	696 (5.08)
Operating Profit	Period Result	-4,024	-3,768	-256	-1,810	-2,214
	Accumulated Result	-7,792	-	-	-6,755	-1,037
Ordinary Profit	Period Result	-11,795	-1,894	-9,901	-1,989	-9,806
	Accumulated Result	-13,690	-	-	-6,873	-6,817
Net Profit	Period Result	-11,981	-2,108	-9,873	-2,418	-9,564
	Accumulated Result	-14,089	-	-	-8,344	-5,746
-		-	-	-	-	-
2.Selective Release		Information Providers		Webzen Inc.
		Intended Audience		Institutional and retail investors, analysts, media etc.
		(Scheduled) Time for Release of Information		08/13/2008
		Place		-

3.Contact Information	Person Responsible for Disclosure (Contact Information)	Hyung Cheol Kim, CFO
	Person in Charge of Disclosure (Contact Information)	Donghoon Lee, Manager of IR team
	Office in Charge (Contact Information)	Investor Relations (+82-2-3498-1600)
4. Other
- The financial results have been prepared on an unaudited basis, and may be subject to change during the independent auditing process.
- For more detail information will be released on the website (www.webzen.co.kr).